Exhibit 12.1

Tyco International plc

Computation of Ratio of Earnings to Fixed Charges (1)

(U.S. dollars in millions)

	Quarter Ended	Fiscal Year Ended
	December 26, 2014	September 26, 2014	September 27, 2013	September 28, 2012		September 30, 2011	September 24, 2010
Earnings:
Income from continuing operations before income taxes	$181	$613	$596	$(67)		$673	$209
Add: Fixed charges	45	190	195	306		328	375

	$226	$803	$791	$239		$1,001	$584

Fixed Charges:
Interest expense before capitalized interest	$24	$97	$100	$209		$240	$279
Estimate of interest within rental expense	21	93	95	97		88	96

Total fixed charges	$45	$190	$195	$306		$328	$375

Ratio of earnings to fixed charges	5.02	4.23	4.06	—	(2)	3.05	1.56

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.
(2)	In fiscal year 2012, fixed charges exceeded earnings by $67 million.